File No. 333-72166
                                                     Filed under Rule 424(b)(3)


                 PROSPECTUS SUPPLEMENT NO. 2 DATED JUNE 28, 2002

               To Prospectus dated April 26, 2002, as supplemented
                by Prospectus Supplement No. 1 dated May 30, 2002

                        COLLAGENEX PHARMACEUTICALS, INC.

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     This  prospectus  supplement  supplements and should be read in conjunction with the prospectus dated April 26, 2002, as supplemented by Prospectus Supplement No. 1 dated May 30, 2002, relating to 964,880 shares of our common stock that we may offer and sell from time to time to Kingsbridge Capital Limited pursuant to the terms of a Common Stock Purchase Agreement, or equity line arrangement, that we entered into with Kingsbridge Capital Limited on February 14, 2002. We will receive all of the proceeds from any shares sold to Kingsbridge Capital Limited. Kingsbridge Capital Limited may then sell its
shares,   directly   or  through   broker-dealers   or   underwriters,   in  the
over-the-counter market, in any securities exchange or market in which our common stock may in the future be traded, in private negotiated transactions or otherwise. Kingsbridge Capital Limited and Prentice Securities, Incorporated, the registered broker-dealer through which Kingsbridge Capital Limited intends to sell the shares acquired by Kingsbridge Capital Limited under the equity line, are "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. The prospectus was filed as part of our registration statement on Form S-3 (No. 333-72166).

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     INVESTING  IN OUR COMMON  STOCK  INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK
FACTORS" BEGINNING ON PAGE 6 OF THE PROSPECTUS.

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     NEITHER THE  SECURITIES AND EXCHANGE  COMMISSION  NOR ANY STATE  SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     No dealer,  salesperson or any other person has been authorized to give any information or make any representations not contained in this prospectus supplement or the prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus supplement and the prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement or the prospectus nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.


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Equity Line Transaction

     On June 28, 2002, we consummated a second draw down under our equity line through the issuance of 32,187 shares of our common stock to Kingsbridge Capital Limited for an aggregate purchase price of approximately $266,667. On May 30, 2002, we consummated our initial draw down under the equity line through the issuance of 119,335 shares of our common stock to Kingsbridge Capital Limited for an aggregate purchase price of approximately $1.0 million. The equity line provides for the sale of up to $8.5 million in registered shares of our common stock to Kingsbridge Capital Limited over a twelve-month period, including the 151,522 shares sold to date.



                                  June 28, 2002